SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34702; File No. 812-15322

Nuveen Churchill Direct Lending Corp., et al.

September 15, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint

transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under

the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the

Commission that permits certain business development companies ("BDCs") and closed-end

management investment companies to co-invest in portfolio companies with each other and with

certain affiliated investment entities.

Applicants: Nuveen Churchill Direct Lending Corp., Nuveen Fund Advisors, LLC, Nuveen

Alternatives Advisors LLC, Churchill Asset Management LLC, Nuveen Churchill Advisors

LLC, Nuveen Asset Management, LLC, Teachers Advisors, LLC, Teachers Insurance and

Annuity Association of America, MM Funding, LLC, Churchill Middle Market Senior Loan

Fund, LP, Churchill Middle Market Senior Loan Fund, Offshore LP, TGAM Churchill Middle

Market Senior Loan Fund K, LP, TIAA Churchill Middle Market CLO I Ltd., Churchill Middle

Market CLO IV Ltd., TPS Investors Master Fund, LP, TPS Investors Operating Fund, LLC, TPS

Investors Fund II, LP, NAP Investors Fund, L.P., Nuveen Junior Capital Opportunities Fund,

SCSp, Churchill Middle Market Senior Loan Fund II – K (Unlevered), LP, Churchill Middle

Market Senior Loan Fund II – European Fund, SCSp, Churchill Middle Market Senior Loan Fund II – European Co-Invest Fund, SCSp, Churchill Middle Market Senior Loan Fund II – Master Fund, LP, Churchill Middle Market Senior Loan Fund II – PS Co-Invest Fund, LP, PS FinCo, Inc., Churchill Middle Market CLO III LLC, Churchill Middle Market CLO V-A, Ltd., CNV Investor Fund ScSp, Churchill Junior Capital Opportunities Fund II, L.P., Churchill Junior Capital Opportunities Fund II SCSp, Churchill Co-Investment Partners, L.P., Churchill Secondary Partners, L.P., CMIC Funding LP, Churchill MMSL III Investment Subsidiary, LP, Churchill MMSLF CLO-I, LP, Churchill Middle Market Senior Loan Fund – Master Fund SCSp, SICAV-RAIF – Fund IV, NC SLF Inc., NC SLF SPV I, LLC, Churchill NCDLC CLO-I, LLC, Nuveen Churchill BDC SPV II, LLC, Nuveen Churchill BDC SPV III, LLC, NCDL Equity Holdings LLC, Churchill Junior Capital Opportunities Fund II Master SCSp, CM Senior Master, LP, CM Multi Master, LP, Nuveen Churchill Private Capital Income Fund, NCPIF SPV I LLC, NCPIF Equity Holdings LLC, Nuveen Multi-Asset Credit Fund, LP, Churchill Middle Market CLO VI Ltd., Churchill Middle Market CLO VII Ltd., and Churchill Middle Market Senior Loan Fund (JPY) Series 2022, L.P.

<u>Filing Dates</u>: The application was filed on April 15, 2022, and amended on July 11, 2022 and August 17, 2022.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, October 11, 2022, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: John McCally, General Counsel, Churchill Asset Management LLC, at john.mccally@churchillam.com, and Steven B. Boehm, Esq., Payam Siadatpour, Esq., and Anne G. Oberndorf, Esq., Eversheds Sutherland (US) LLP, at anneoberndorf@eversheds-sutherland.us.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated August 17, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier

Deputy Secretary